                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                               BAIRNCO CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    057097107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 15, 2006
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

-----------------------                                  -----------------------
CUSIP No. 057097107                   13D                    Page 2 of 13 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,110,200
  OWNED BY    ----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               ----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,110,200
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,110,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 057097107                   13D                    Page 3 of 13 Pages
-----------------------                                  -----------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,110,200
  OWNED BY    ----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               ----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,110,200
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,110,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 057097107                   13D                    Page 4 of 13 Pages
-----------------------                                  -----------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,110,200
  OWNED BY    ----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               ----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,110,200
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,110,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 057097107                   13D                    Page 5 of 13 Pages
-----------------------                                  -----------------------

                  The following  constitutes Amendment No. 5 ("Amendment No. 5")
to the Schedule 13D filed by the  undersigned.  This  Amendment No. 5 amends the
Schedule 13D as specifically set forth.

         Item 3 is hereby amended and restated to read as follows:

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate purchase price of the 1,110,200 Shares of Common
Stock owned by Steel Partners II is $8,896,234, including brokerage commissions.
The  Shares  of Common  Stock  owned by Steel  Partners  II were  acquired  with partnership funds.

         Item 4 is hereby amended to add the following:

                  On June 15,  2006,  Steel  Partners II issued a press  release announcing  that BZ  Acquisition  Corp.,  a  wholly  owned  subsidiary  of Steel
Partners  II,  will  commence  a  cash  tender  offer  to  purchase  all  of the outstanding  Shares of Common  Stock of the  Issuer  for  $12.00  per Share (the
"Tender Offer"). A copy of the press release is attached hereto as Exhibit 4 and is  incorporated  herein by  reference.  The  Tender  Offer  will be  subject to customary  conditions,  including  (i)  there  being  validly  tendered  and not withdrawn  before the expiration of the Tender Offer a number of Shares,  which, together  with the Shares then owned by Steel  Partners II and its  subsidiaries
(including BZ  Acquisition  Corp.),  represents at least a majority of the total number of Shares  outstanding  on a fully  diluted  basis,  (ii)  expiration  or termination  of  the  applicable  waiting  period  under  the  Hart-Scott-Rodino
Antitrust  Improvements  Act of 1976 and (iii) Steel Partners II being satisfied that Section 203 of the Delaware General  Corporation Law is inapplicable to the
Tender Offer and the  potential  merger with the Issuer  thereafter.  The Tender
Offer will not be subject to or  conditioned  upon any  financing  arrangements.
Steel  Partners II expects to commence  the Tender  Offer on or about  Thursday,
June 22, 2006.

                  In connection  with  announcing the Tender Offer,  on June 15,
2006,  Steel Partners II sent a letter to Luke E. Fichthorn,  III,  Chairman and
Chief Executive Officer of the Issuer, expressing its willingness to negotiate a definitive  merger  agreement with the Issuer.  A copy of the letter is attached hereto as Exhibit 5 and is incorporated herein by reference.

         Item 5(a) is hereby amended and restated to read as follows:

                  (a) The aggregate  percentage of Shares reported owned by each person named herein is based upon  7,178,603  Shares  outstanding as reported in the Issuer's  Quarterly Report on Form 10-Q for the quarter ended April 1, 2006, as filed with the Securities and Exchange Commission on May 8, 2006.

-----------------------                                  -----------------------
CUSIP No. 057097107                   13D                    Page 6 of 13 Pages
-----------------------                                  -----------------------

                  As of the close of business on June 15, 2006,  Steel  Partners
II beneficially owned 1,110,200 Shares,  constituting approximately 15.5% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,110,200  Shares owned by Steel Partners
II,  constituting  approximately  15.5% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,110,200  Shares owned by Steel Partners II,  constituting approximately 15.5% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,110,200  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

         Item 7 is hereby amended to add the following exhibits:

                  4. Press release, dated June 15, 2006.

                  5. Letter,  dated June 15, 2006,  to Luke E.  Fichthorn,  III,
                     Chairman and Chief Executive Officer of the Issuer.

                  6. Powers of Attorney.

-----------------------                                  -----------------------
CUSIP No. 057097107                   13D                    Page 7 of 13 Pages
-----------------------                                  -----------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2006                  STEEL PARTNERS II, L.P.

                                      By: Steel Partners, L.L.C.
                                          General Partner

                                      By: /s/ Lauren Isenman
                                          --------------------------------------
                                          Lauren Isenman
                                          as Attorney in Fact for Warren G. Lichtenstein,
                                          Managing Member

                                      STEEL PARTNERS, L.L.C.

                                      By: /s/ Lauren Isenman
                                          --------------------------------------
                                          Lauren Isenman
                                          as Attorney in Fact for Warren G. Lichtenstein,
                                          Managing Member

                                      /s/ Lauren Isenman
                                      ------------------------------------------
                                      LAUREN ISENMAN
                                      as Attorney in Fact for Warren G. Lichtenstein,
                                      Individually

-----------------------                                  -----------------------
CUSIP No. 057097107                   13D                    Page 8 of 13 Pages
-----------------------                                  -----------------------

                                  EXHIBIT INDEX
                                  -------------

         Exhibit                                                           Page
         -------                                                           ----

1.       Joint  Filing   Agreement  by  and  between   Steel                --
         Partners II, L.P. and Warren G. Lichtenstein, dated
         as of February 14, 2001 (previously filed).

2.       Joint Filing  Agreement by and among Steel Partners                --
         II,  L.P.,  Steel  Partners,  L.L.C.  and Warren G.
         Lichtenstein,   dated  as  of   September  8,  2004
         (previously filed).

3.       Powers of Attorney (previously filed).                             --

4.       Press release, dated June 15, 2006.                                 9

5.       Letter,  dated June 15, 2006, to Luke E. Fichthorn,                10
         III,  Chairman and Chief  Executive  Officer of the
         Issuer.

6.       Powers of Attorney.                                               11-13

-----------------------                                  -----------------------
CUSIP No. 057097107                   13D                    Page 9 of 13 Pages
-----------------------                                  -----------------------

PRESS RELEASE

FOR IMMEDIATE RELEASE:
----------------------

    STEEL PARTNERS II TO LAUNCH CASH TENDER OFFER FOR BAIRNCO CORPORATION FOR
                                $12.00 PER SHARE

 SEEKS TO ENTER INTO NEGOTIATIONS WITH BOARD TO CONSUMMATE BACK-END MERGER WITH
                         BAIRNCO FOLLOWING TENDER OFFER

         NEW YORK, NY- JUNE 15, 2006 -- Steel Partners II, L.P. ("Steel"), which owns an aggregate of 1,110,200 shares or approximately 15.5% of the common stock of Bairnco Corporation (NYSE:BZ;  "Bairnco") announced today that BZ Acquisition
Corp., a wholly-owned  subsidiary of Steel, will commence a cash tender offer to purchase all of the outstanding shares of Bairnco for $12.00 per share.

         "We are  proud  to say that we have  been a long  term  shareholder  of
Bairnco since 1996," stated Warren  Lichtenstein,  the managing member of Steel.
"We have determined,  after evaluating all our options, that commencing a tender offer  would be in the best  interest of all the  shareholders.  We hope to meet with the Board as soon as  possible in order to  negotiate a back-end  merger of our  acquisition  entity  with and into  Bairnco to follow  consummation  of the tender offer."

         In January 2006,  Steel requested that Bairnco take the necessary steps to allow Steel to purchase  additional shares without triggering the limitations of  Section  203 of the  Delaware  General  Corporation  Law.  Steel  decided to commence the tender offer after the Board denied Steel's request.

         The tender offer will be subject to several  conditions,  including (i)
there being  validly  tendered and not  withdrawn  before the  expiration of the offer a number of shares,  which,  together  with the shares then owned by Steel and its  subsidiaries  (including BZ Acquisition  Corp.),  represents at least a majority of the total number of shares  outstanding  on a fully  diluted  basis,
(ii)  expiration  or  termination  of the  applicable  waiting  period under the
Hart-Scott-Rodino  Antitrust  Improvements  Act of 1976 and  (iii)  Steel  being
satisfied  that  Section  203  of  the  Delaware  General   Corporation  Law  is
inapplicable to the offer and the potential merger with Bairnco thereafter.  The tender  offer  will  not  be  subject  to  or  conditioned  upon  any  financing arrangements.  Steel expects to commence the tender offer on or about  Thursday,
June 22, 2006.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE  SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE  SOLICITATION  AND THE
OFFER TO BUY  BAIRNCO'S  COMMON STOCK WILL ONLY BE MADE  PURSUANT TO AN OFFER TO
PURCHASE  AND  RELATED  MATERIALS  THAT  STEEL  INTENDS  TO FILE  WITH  THE SEC.
STOCKHOLDERS   SHOULD  READ  THESE  MATERIALS  CAREFULLY  BECAUSE  THEY  CONTAIN
IMPORTANT  INFORMATION,  INCLUDING  THE  TERMS  AND  CONDITIONS  OF  THE  OFFER.
STOCKHOLDERS  WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS
WITH RESPECT TO THE TENDER  OFFER FREE AT THE SEC'S  WEBSITE AT  WWW.SEC.GOV  OR
FROM STEEL.

         Any  forward-looking  statements  contained  in this  release  are made pursuant to the safe harbor  provisions  of the  Private  Securities  Litigation
Reform  Act of 1995.  Forward-looking  statements  are  inherently  subject to a variety of risks and  uncertainties  that could cause  actual  results to differ materially from those projected.  These risks and uncertainties  include,  among others:  the  willingness of Bairnco  stockholders to tender their shares in the tender offer and the number and timing of shares tendered;  the receipt of third party consents to the extent required for the  acquisition;  and satisfaction of the various closing conditions.  Other important factors that could cause actual results to differ materially are included but are not limited to those listed in
Bairnco's periodic reports and registration statements filed with the Securities and Exchange  Commission.  Steel undertakes no obligation to update  information contained in this release.

-----------------------                                  -----------------------
CUSIP No. 057097107                   13D                    Page 10 of 13 Pages
-----------------------                                  -----------------------

                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022

                                  June 15, 2006

VIA OVERNIGHT COURIER AND FACSIMILE

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard, Suite 432
Lake Mary, FL 32746

Dear Mr. Fichthorn:

         Steel   Partners  II,  L.P.  has  issued  the  attached  press  release announcing  its intention to commence a cash tender offer to purchase all of the outstanding shares of common stock of Bairnco Corporation ("Bairnco") for $12.00 per share.  We are a long term  shareholder of Bairnco and have been  increasing our  ownership  position  since July 1996.  We  requested  in January  2006 that
Bairnco  take the  necessary  steps to allow us to  purchase  additional  shares without  triggering  the  limitations  of Section  203 of the  Delaware  General
Corporation  Law.  After the Board  denied our  request and  evaluating  all our options we have  determined  that commencing a tender offer would be in the best interest of all  shareholders  and would  provide  shareholders  with  immediate liquidity at a significant premium to market.

         We believe it would be in the best  interest  of all  parties if we met with you and the Board as soon as possible  to  negotiate  a  definitive  merger agreement. We hope to promptly receive a favorable response from you.

                                           Very truly yours,

                                           STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By: /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                               Warren G. Lichtenstein
                                               Managing Member

-----------------------                                  -----------------------
CUSIP No. 057097107                   13D                    Page 11 of 13 Pages
-----------------------                                  -----------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1. execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

         2. do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

         3. take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                      STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.                   By: /s/ Warren G. Lichtenstein
    General Partner                              -------------------------------
                                                 Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein                   Managing Member
    -------------------------------
    Warren G. Lichtenstein                   /s/ Warren G. Lichtenstein
    Managing Member                          -----------------------------------
                                             Warren G. Lichtenstein

-----------------------                                  -----------------------
CUSIP No. 057097107                   13D                    Page 12 of 13 Pages
-----------------------                                  -----------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1. execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

         2. do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

         3. take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                      STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.                   By: /s/ Warren G. Lichtenstein
    General Partner                              -------------------------------
                                                 Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein                   Managing Member
    -------------------------------
    Warren G. Lichtenstein                   /s/ Warren G. Lichtenstein
    Managing Member                          -----------------------------------
                                             Warren G. Lichtenstein

-----------------------                                  -----------------------
CUSIP No. 057097107                   13D                    Page 13 of 13 Pages
-----------------------                                  -----------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1. execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

         2. do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

         3. take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                      STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.                   By: /s/ Warren G. Lichtenstein
    General Partner                              -------------------------------
                                                 Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein                   Managing Member
    -------------------------------
    Warren G. Lichtenstein                   /s/ Warren G. Lichtenstein
    Managing Member                          -----------------------------------
                                             Warren G. Lichtenstein